OPTION AND ROYALTY AGREEMENT

Dated for reference the 4th day of May, 2005

BETWEEN:

GEOCORE EXPLORATION INC., a corporation duly incorporated pursuant to the laws of British Columbia and having an office at Box 152 Pine Lake, Alberta T0M 1S0 (the “Optionor”)

AND:

EVOLVING GOLD CORP., a corporation duly incorporated pursuant to the laws of Canada and having an office at Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2 (the "Optionee”)

WHEREAS:

A.
The Optionor is the sole legal and beneficial owner of the licence listed in Schedule “A” to this Agreement (the “Licences”), all of which are located in Newfoundland and Labrador, Canada, as more particularly described in Schedule “A”;

B.	The Optionor has exclusive possession of and the right to explore and mine the Licences free and clear of all claims, liens or encumbrances; and

C.
The parties now wish to enter into an agreement whereby the Optionor will grant two options to the Optionee to purchase in aggregate 80% of the right, title and interest in and to the Licences on the terms and conditions as hereinafter set forth;

THE PARTIES AGREE AS FOLLOWS:

1.	INTERPRETATION

1.1	In this Agreement:

	(a)	“Additional Licences” has that meaning set out in Subsection 7.1;

	(b)	"Licences" means that licence set out in Schedule "A" of this Agreement and includes:

(i) any Additional Licences; and

(ii)
any licences covering any portion of the ground currently covered by the Licences which may have been re-acquired by the Optionee or its successors, assigns or associates as a result of any of the Licences having been previously abandoned;

	(c)	“Defaulting Party” has that meaning set out in Subsection 18.1 of this Agreement;

	(d)	"Dollars ($)" means legal currency of Canada.

	(e)	“First Option” has that meaning set out in Subsection 3.1 of this Agreement.

	(f)	“Intervening Event” has that meaning set out in Subsection 22.1 of this Agreement;

	(g)	"NSR Royalty" means a net smelter returns royalty, to be paid by the Optionee to the Optionor pursuant to Subsection 11.1 of this Agreement;

(h)
"Net Smelter Returns" means the proceeds received by the Optionee from any smelter or other purchaser from the sale of any ores, concentrates or minerals produced from the Licences after deducting from such proceeds the following charges only to the extent that they are not deducted by the smelter or other purchaser in computing the proceeds:

(i) the cost of transportation of the ores, concentrates or minerals from the Licences to such smelter or other purchaser, including related transport;

(ii) smelting and refining charges including penalties;

(iii) marketing costs; and

	(i)	“Second Option” has that meaning set out in Subsection 3.2 of this Agreement.

2.	REPRESENTATIONS AND WARRANTIES

2.1	The Optionee represents and warrants to the Optionor that:

	(a)	it is a body corporate duly incorporated, organized and validly subsisting under the laws of Canada;

	(b)	it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)
neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated will conflict with, result in the breach of or accelerate the performance required by any agreement to which the Optionee is a party or by which it is bound; and

	(d)	the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto.

2.2	The Optionor represents and warrants to the Optionee:

	(a)	it is a corporation duly incorporated pursuant to the laws of British Columbia and is in good standing with respect to filing annual reports;

	(b)	it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

	(c)	neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated will conflict with, result in the breach of or accelerate the performance required by any agreement to which the Optionor is a party or by which it is bound; and

(d)
the Licences have been duly and validly located, staked and recorded, are accurately described in Schedule "A", are presently in good standing under the laws of the jurisdiction in which they are located and, except as set forth herein, are free and clear of all liens, charges and encumbrances;

(e)
the Optionor is the sole beneficial owner of a 100% interest in and to the Licences and has the exclusive right to enter into this Agreement and all necessary authority to dispose of a 100% interest in and to the Licences in accordance with the terms of this Agreement;

	(f)	the Optionor is the sole registered owner of the Licences; and

(g)
no person, firm or corporation has any proprietary or possessory interest in the Licences other than the Optionor and no person is entitled to any royalty or other payment in the nature of rent or royalty on any diamonds, minerals, ores, metals or concentrates or any other such products removed from the Licences.

2.3
The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and will survive the acquisition of any interest in the Licences by the Optionee and each party will indemnify and save the other party harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach or any representation, warranty, covenant, agreement or condition made by the other party and contained in this Agreement.

3.	GRANT OF OPTION TO PURCHASE

3.1
The Optionor hereby grants to the Optionee the exclusive and irrevocable option (the “First Option”) to acquire, free of all liens, charges, encumbrances, claims or rights of others, an undivided 60% right, title and interest in and to the Licences, exercisable by the Optionee:

	(a)	paying to lawyer for the Optionor in trust for the Optionor $35,000 on the execution of this Agreement;

	(b)	incurring exploration expense of at least $200,000 on the Licences by October 31, 2006; and

	(c)	incurring cumulative exploration expense of at least $500,000 by October 31, 2007.

3.2
Subject to the exercise of the First Option and subject to the Optionee advising the Optionor in writing of its intention to proceed to attempt to exercise the Second Option, the Optionor hereby grants to the Optionee the exclusive and irrevocable option (the “Second Option”) to acquire, free of all liens, charges, encumbrances, claims or rights of others, an additional undivided 20% right, title and interest in and to the Licences, exercisable by the Optionee:

	(a)	incurring cumulative exploration expense of at least $1,000,000 on the Licences by October 31, 2008; and

	(b)	delivering to the Optionor by October 31, 2008 a written notice of intention to exercise the Second Option.

4.	EXERCISE OF OPTION – COMMENCEMENT OF JOINT VENTURE

4.1
Upon the completion of the payments, incurring the exploration expense and providing the notice of election to exercise set out in Subsection 3.1 in accordance with the terms of this Agreement the First Option shall be exercised and the Optionee will, subject to the right of the Optionor to receive the NSR Royalty, own 60% of the right, title and interest in and to the Licenses.

4.2
Upon incurring the exploration expense and providing the notice of election to exercise set out in Subsection 3.2 in accordance with the terms of this Agreement, the Second Option shall be exercised and the Optionee will, subject to the right of the Optionor to receive the NSR Royalty, own 80% of the right, title and interest in and to the Licenses.

4.3	Upon either:

(a) the exercise of the First Option and the failure by the Optionee to provide the Optionor notice in accordance with Section 3.2 of its intention to attempt to exercise the Second Option; or

(b) the exercise of the Second Option,

all operations shall be conducted as a joint venture in accordance with a Joint Venture Agreement the salient provisions of which are set forth in Schedule “B”. The establishment of the Joint Venture Agreement and the assignment of interests in the Licenses in accordance with the terms of this Agreement shall be effected in the manner as may be determined by the Optionor and the Optionee to be the most advantageous having regard to the mining and taxation laws applicable at that time.

5.	TRANSFER OF TITLE

5.1
Upon completion of the exercise of the First Option, the Optionor will deliver to the Optionee a duly executed transfer in registrable form of 60% right, title and interest in and to the Licences in favour of the Optionee which the Optionee will be entitled to register against title to the Licences.

5.2
Upon completion of the exercise of the Second Option, the Optionor will deliver to the Optionee a duly executed transfer in registrable form of a further 20% right, title and interest in and to the Licences in favour of the Optionee which the Optionee will be entitled to register against title to the Licences.

6.	OPTION ONLY

6.1
This Agreement is for an option only. Except for the payment of cash under Subsection 3.1(a) the Optionee is not obliged to make any payment of money to the Optionor, issue and deliver any shares in the capital of the Optionee or incur exploration expense on the Licences. The Optionor hereby agrees that the Optionee may terminate the Option at any time. The Optionee will pay all taxes and assessments required to maintain the Licences in good standing during the term of the First Option and the Second Option and, in the event that the First Option or Second Option is terminated or expires without being exercised, then the Optionee will pay all taxes and assessments required to maintain the Licences in good standing for a period of one year from such termination or expiration of the such option.

7.	OTHER ACQUISITIONS

7.1
The parties agree that a 100% interest in any and all mineral interests staked, located, granted or acquired by or on behalf of any party during the currency of this Agreement which are located wholly or partially within two kilometers of the Licences (the “Additional Licences”) shall, at the option of the other party, form part of the Licences and be subject to the terms of the First Option and Second Option provided that if such mineral interests are acquired by:

	(a)	the Optionor, the Optionee will first be required to reimburse the Optionee for its acquisition costs; and

	(b)	the Optionee:

(i)
any acquisition costs incurred by the Optionee pursuant to such mineral interests shall be applied to and reduce any outstanding exploration expenses required pursuant to section 3.1 and 3.2, as the case may be; and

(ii)
if there is an existing royalty payable on such acquisition of 1.5% or greater, then no NSR Royalty shall be paid with respect to such mineral interests and if there is an existing royalty payable on such acquisition being less than 1.5%, then the amount of the NSR Royalty payable with respect to such mineral interests will be that amount such that the sum of that amount and the existing royalty payable is 1.5%.

8.	RIGHT OF ENTRY

8.1	During the currency of this Agreement, the Optionee, its employees, agents and independent contractors, will have the sole and exclusive right to:

	(a)	enter upon the Licences;

	(b)	have exclusive and quiet possession thereof,

	(c)	do such prospecting, exploration, development or other mining work thereon and thereunder as the Optionee in its sole discretion may consider advisable; and

	(d)	bring and erect upon the Licences such facilities as the Optionee may consider advisable.

8.2
If the Optionee terminates the First Option or the First Option otherwise expires, the Optionee shall restore the land pertaining to the Licences to a condition acceptable to the Optionor, acting reasonably, and all buildings, plant, equipment, machinery, tools, appliances and supplies which the Optionee may have brought on the land pertaining to the Licences, may be removed by the Optionee at any time not later than six months thereafter. Any buildings, plant, equipment, machinery, tools, appliances and supplies left on the land pertaining to the Licences during the six-month period shall be at the Optionee’s sole risk and, if not removed after the six-month period, shall become the property of the Optionor. If the Optionor chooses to have such property or any part thereof removed and dispersed of, the Optionee shall reimburse the Optionor for its costs so incurred.

9.	COVENANTS OF THE OPTIONOR

9.1	During the currency of this Agreement the Optionor will:

	(a)	not do any act or thing which would or might in any way adversely affect the rights of the Optionee hereunder;

(b)
make available to the Optionee and its representatives all records and files in the possession of the Optionor relating to the Licences and permit the Optionee and its representatives at its own expense to take abstracts therefrom and make copies thereof; and

	(c)	promptly provide the Optionee with any and all notices and correspondence received by the Optionor from government agencies in respect of the Licences.

10.	COVENANTS OF THE OPTIONEE

10.1	During the currency of this Agreement, the Optionee will:

	(a)	keep the Licences free and clear of all liens, charges and encumbrances arising from its operations hereunder;

(b)
keep the Licences in good standing during the term of the First Option and Second Option by the doing and filing of all necessary work and assessments and by the doing of all other acts and things and paying all taxes and making all other payments which may be necessary in that regard;

	(c)	ensure that reports on all work performed before each anniversary date of the Licences are filed within 60 days of that anniversary date of any of the Licences;

(d)
permit the Optionor, or its representatives duly authorized by it in writing, at its own risk and expense, access to the Licences at all reasonable times and to all records prepared by the Optionee in connection with work done on or with respect to the Licences;

	(d)	provide the Optionor with copies of all geological reports or other like reports prepared by the Optionee or prepared for the Optionee within 90 days of either:

(i) the abandonment of the First Option, or

(ii)
the date of the abandonment of the Second Option or the exercise of the Second Option, the Optionee will have prepared and delivered to the Optionor a geological report prepared in accordance with National Instrument 43-101; and

(f)
conduct all work on or with respect to the Licences in a careful and minerlike manner and in compliance with all applicable Federal, provincial and local laws, rules, orders and regulations, and indemnify and save the Optionor harmless from any and all claims, suits, actions made or brought against it as a result of work done by the Optionee on or with respect to the Licences.

11.	NSR ROYALTY

11.1
Subject to Subsection 7.1(b)(ii), the Optionee will pay to the Optionor a royalty equal to a one and one-half percent (1.5%) in aggregate net smelter returns royalty (as defined in Subsection 1.1), subject to Subsection 11.4 of this Agreement.

11.2
Payment of the NSR Royalty will be made quarterly within 30 days after the end of each yearly quarter based upon a year commencing on the 1st day of January and expiring on the 31st day of December in any year in which ores, concentrates or minerals are removed from the Licences. Within 60 days after the end of each year for which the NSR Royalty is payable, the records relating to the calculation of the NSR Royalty for such year will be audited by the Optionee and any adjustments in the payment of the NSR Royalty will be made forthwith after completion of the audit. All payments of the NSR Royalty for a year will be deemed final and in full satisfaction of all obligations of the Optionee in respect thereof if such payments or calculations thereof are not disputed by the Optionor within 60 days after receipt by The Optionor of the said audit statement. The Optionee will maintain accurate records relevant to the determination of the NSR Royalty and the Optionor, or its authorized agent, shall be permitted the right to examine such records at all reasonable times.

11.3
The determination of the NSR Royalty hereunder is based on the premise that production will be developed solely on the Licences except that the Optionee will have the right to commingle ore mined from the Licences with ore mined and produced from other properties provided the Optionee will adopt and employ reasonable practices and procedures for weighing, sampling and assaying, in order to determine the amounts of products derived from, or attributable to ore mined and produced from the Licences. The Optionee will maintain accurate records of the results of such sampling, weighing and analysis with respect to any ore mined and produced from the Licences. The Optionor or its authorized agents will be permitted the right to examine at all reasonable times such records pertaining to commingling of ore or to the calculation of Net Smelter Returns.

11.4
The Optionee shall have the right at any time to purchase up to 50% of the NSR Royalty (0.75%) by paying to the Optionor $250,000 for each 0.25% of the NSR Royalty, such that the Optionee will have to pay an aggregate sum of $750,000 for 50% of the NSR Royalty.

12.	REGISTRATION OF AGREEMENT

12.1	Notwithstanding any term of this Agreement, the Optionee will have the right at any time to register this Agreement or a Memorandum thereof against title to the Licences.

14.	CONFIDENTIAL NATURE OF INFORMATION

14.1
The parties agree to hold in confidence all information obtained in confidence in respect of the Licences or otherwise in connection with this Agreement other than in circumstances where a party has an obligation to disclose such information in accordance with applicable securities legislation.

15.	FURTHER ASSURANCES

15.1
The parties hereto agree that they and each of them will execute all documents and do all acts and things within their respective powers to carry out and implement the provisions or intent of this Agreement.

16.	NOTICE

16.1
Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and will be given by the delivery or the same or by mailing the same by prepaid registered or certified mail in each case addressed as provided in page 1 of this Agreement.

16.2
Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the tenth business day following the day of mailing, except in the event of disruption of the postal services in which event notice will be deemed to be received only when actually received.

16.3
Any party may at any time give to the other notice in writing of any change of address of the party giving such notice and from and after the giving of such notice, the address or addresses therein specified will be deemed to be the address of such party for the purpose of giving notice hereunder.

17.	HEADINGS

17.1	The headings to the respective sections herein will not be deemed part of this Agreement but will be regarded as having been used for convenience only.

18.	DEFAULT

18.1
If any party (a "Defaulting Party") is in default of any requirement herein set forth (including any provision of Subsection 3.1 of this Agreement), the party affected by such default will give written notice to the Defaulting Party specifying the default and the Defaulting Party will not lose any rights under this Agreement, unless within 30 days after the giving of notice of default by the affected party the Defaulting Party has not cured the default by the appropriate performance and if the Defaulting Party fails within such period to cure any such default, the affected party will be entitled to seek any remedy it may have on account of such default.

19.	PAYMENT

19.1
All references to monies hereunder will be in Canadian funds except where otherwise designated. All payments to be made to any party hereunder will be either wired to the bank account of the intended party or mailed or delivered to such party at its address for notice purposes as provided herein, or for the account of such party at such bank or banks as such party may designate from time to time by written notice. Said bank or banks will be deemed the agent of the designating party for the purpose of receiving, collecting and receiving such payment.

20.	ENUREMENT

20.1	This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

21.	TERMS

21.1	The terms and provisions of this Agreement shall be interpreted in accordance with the laws of British Columbia.

22.	FORCE MAJEURE

22.1
No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (except those caused by its own lack of funds) including, but not limited to acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority or non- availability of materials or transportation (each an "Intervening Event").

22.2	All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event described in Subsection 22.1 of this Agreement.

22.3
A party relying on the provisions of Subsection 22.1 of this Agreement will take all reasonable steps to eliminate an Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

23.	ENTIRE AGREEMENT

23.1	This Agreement constitutes the entire agreement between the parties and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations.

24.	TIME OF ESSENCE

24.1	Time will be of the essence in this Agreement.

25.	EXECUTION OF AGREEMENT

25.1	This Agreement may be signed in counterpart and by fax.

GEOCORE EXPLORATION INC.		)
)
)
Per:	“Alan Finlayson”	)
Name of Authorized Signatory		)

EVOLVING GOLD CORP.		)
)
)
Per:	“Lawrence A. Dick”	)
Name of Authorized Signatory		)

Schedule “A”
This is Schedule "A" to the Option Agreement dated May 4, 2005 between Geocore
Exploration Inc., as optionor and Evolving Gold Corp., as optionee

The Licences:

Licence Number	Registered Owner	Status	Location	Original No. Of Claims	Renewal Date
9710M	Geocore Exploration Inc.	Issued (Extended 2004/12/22)	Ikadlivik Brook	192	December 22, 2009

Schedule “B”
This is Schedule "B" to the Option and Royalty Agreement dated May 4, 2005 between
Geocore Exploration Inc., as optionor and Evolving Gold Corp., as optionee

MINIMUM TERMS OF JOINT VENTURE

The Joint Venture Agreement that will result from the terms of the Option and Royalty Agreement dated May 4, 2005 (the “Option and Royalty Agreement”) between Geocore Exploration Inc. and Evolving Gold Corp. will contain the following minimum terms together with such other terms and conditions as the respective counsel for the parties may reasonably request in order that the affairs of the Optionor and the Optionee (together the "Participants") in respect of the Licenses may be reasonably carried out as a joint venture operation (the “Joint Venture”):

1.
On the date that the Optionee has exercised the First Option in full and acquired its 60% interest in the Licenses, the Optionor will hold a 40% participating interest and the Optionee will hold a 60% participating interest in the Joint Venture (the "Proportionate Interests").

2.
Subject to Subsection 4.3(a) of the Option and Royalty Agreement, each Participant will have deemed to incur exploration expenditures under the Option and Royalty Agreement in the amount set out in the below table (also called the “Participant’s Initial Contribution”):

Participant	Participant’s Initial Contribution
The Optionee	$500,000 (deemed)
The Optionor	$333,333 (deemed)

3.
Subject to Subsection 4.3(b) of the Option and Royalty Agreement, each Participant will have deemed to incur exploration expenditures under the Option and Royalty Agreement in the amount set out in the below table (also called the “Participant’s Initial Contribution”):

Participant	Participant’s Initial Contribution
The Optionee	$1,333,332 (deemed)
The Optionor	$333,333 (deemed)

4.	The objectives of the Joint Venture will be to further explore and, if feasible, to place the Licenses or some part thereof into commercial production.

5.
The affairs of the Joint Venture will be governed by the direction and control of a management committee (the "Management Committee") to be composed of one representative and one alternate from each of the Participants, with decisions of the Management Committee to be determined by a majority of the percentage interests in the Licenses as voted by the representatives, except that if there is a deadlock, the deciding vote will be cast by the Operator, as defined below.

6.	Any decision to place the Licenses into commercial production is to be based on a feasibility study approved by the Management Committee;

7.
The Optionee will act as the initial operator (the “Operator”) of the Joint Venture, subject the budget and programmes which when duly approved by the parties under the Joint Venture shall be “Approved Programme and Budget” as determined by the Management Committee and the Management Committee will have such other powers and duties as required to carry out that function. If the Optionee's interest falls below 50%, then the Optionor may request a change of Operator. The Operator will be paid a fee as follows:

(a)
following formation of a Joint Venture between the Participants but prior to the commencement of commercial production, 4% of all exploration expenditures except in the case of exploration expenditures under a single contract in excess of $100,000 in which case the fee will be 2% of those expenditures; and

(b)
after the commencement of Commercial Production, 3% of all development and production expenditures except in the case of development and production expenditures under a single contract in excess of $100,000 in which case the fee will be 2% of such development and production expenditures.

8.
The joint operations under the Joint Venture will commence automatically on the date as set out in Section 4.3 of the Option and Royalty Agreement, whether or not a formal joint venture agreement has been entered into. The Management Committee will hold its first joint venture meeting within 60 days of the relevant option exercise in Section .4.3 of the Option and Royalty Agreement and the parties agree to have a formal joint venture agreement finalized within 190 days of such exercise.

9.
Each Participant is entitled to elect to participate, in proportion to its interest (“Proportionate Share”), in the exploration, development, and mining operation of the Licenses subject to the following:

(a)
If a Participant elects not to contribute its share of costs and the other Participant elects to contribute to the shortfall which has been created thereby, the interests of the Participants shall be adjusted so that each Participant holds an interest which is proportionate to its contribution to the total exploration, development and mining operation costs. If a Participant permits its interest to be reduced to 5% or less, then that Participant shall be deemed to have withdrawn from the Joint Venture and its interest will be converted to a 0.5% Net Smelter Returns Royalty (“NSR Royalty”);

(b)
If a Participant elects not to contribute its share of costs, or elects to contribute less than its agreed upon share of costs, and the other Participant is unwilling or unable to contribute to the shortfall which has been created thereby, that Participant may elect to continue with the programme based on its proportionate share of costs, and the interests of the Participants shall be adjusted so that each Participant holds an interest which is proportionate to its contribution to the total exploration costs. If a Participant permits its interest to be reduced to 5% or less, then that Participant shall be deemed to have withdrawn from the Joint Venture and its interest will be converted to a 0.5% NSR Royalty; and

(c)
In the event that a Participant’s interest is converted to a 0.5% NSR Royalty as a result of Sections 9(a) or (b) of this joint venture agreement, such Participant shall have the right at any time to purchase up to 50% of such NSR Royalty (0.25%) by paying to the other Participant the sum of $250,000.

10.
A Participant contributing its Proportionate Share of mine costs is entitled to receive, in kind, its Proportionate Share of any minerals produced from a mine on the property and to separately dispose of the same.

11.	Each Participant will have a right of first refusal for thirty days in respect of the other Participant wishing to dispose all or a part of its Proportionate Share in the Joint Venture.

12.
If a Participant defaults in paying its share of expenditures related to an Approved Programme and Budget in which it elected to participate, the non-defaulting Participant shall apprise the defaulting Participant of the default whereupon the defaulting Participant shall have 30 days to pay the moneys owed. If, after receiving the notice and opportunity to cure the default of the monies remaining unpaid, the defaulting Participant's interest will be reduced according to the following formula:

Divide the sum of:

	(i)	the agreed value of the Participant's Initial Contribution;

	(ii)	the total of all of the Participant's Contribution under the Joint Venture; and

	(iii)	the amount, if any, the Participant elects to contribute and does contribute (including such amount paid on account of default of another Participant) to the adopted Approved Programme and Budget;

by the sum of (i), (ii), and (iii) for all Participants; and Multiply the result by 100.